BTQ Technologies Announces Strategic Partnership with QPerfect to Achieve Quantum Advantage Using Neutral Atom Quantum Processors

● BTQ Technologies and QPerfect have entered a strategic partnership to co- develop quantum-secure applications using neutral atom quantum computers, coinciding with QPerfect CEO Philippe Blot's participation in the France Quantum roundtable "How Emulators Can Accelerate Your Quantum Technology Adoption?", held under the High Patronage of President Emmanuel Macron and in the presence of French Minister for the Armed Forces, Sébastien Lecornu.

● The partnership merges BTQ's cryptographic and quantum algorithms expertise with QPerfect's advanced emulation and error correction capabilities, aiming to deliver fault-tolerant quantum algorithms for quantum-secure transactions, one-shot signatures, smart contracts, decentralized identity, quantum money, and secure communications.

● QPerfect will provide research resources and emulation tools, while BTQ will lead the quantum algorithm design and implementation of quantum-safe cryptographic protocols, with a formal implementation roadmap targeted by June 30, 2025.

Vancouver, British Columbia, June 10, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it has entered into an agreement with QPerfect, a leading neutral atom quantum computing company based in Strasbourg, to redefine the future of secure digital transactions. This groundbreaking partnership will co-develop next-generation, post-quantum secure technologies powered by neutral atom quantum computers.

The collaboration combines BTQ's expertise in post-quantum cryptography and quantum algorithms with QPerfect's Quantum Logic Unit (QLU)-an accelerator for quantum error correction that translates high-level quantum circuits into highly optimized machine code tailored for neutral atom quantum processors.

QPerfect is a pioneering quantum computing startup specializing in quantum emulation, quantum software, and quantum error correction, with a focus on neutral atom architectures. By harnessing its modular QLU, QPerfect bridges the gap between quantum algorithm design and real hardware execution, empowering researchers, developers, and end-users to accelerate the realization of industry-transforming quantum applications. The company's flagship product, MIMIQ, is a cutting- edge emulation platform that delivers unmatched speed, accuracy, and flexibility for testing quantum algorithms, surpassing the capabilities of both traditional quantum simulators and today's quantum computers.

BTQ has pioneered research into quantum one-shot signatures- a quantum cryptographic primitive that will form the bedrock underlying secure quantum communication systems and the quantum internet. BTQ's work addresses critical vulnerabilities in digital transactions and blockchain systems by developing protocols that leverage self-destructing quantum keys and post-quantum secure verification mechanisms. The company's research team, comprising leading post-quantum cryptographers, has demonstrated practical applications of one-shot signatures in financial transactions, smart contracts, and decentralized identity management systems.

Key objectives of the collaboration include:

● Joint design, development, and testing of practical quantum algorithms for quantum one- shot signatures, with a focus on efficient implementation on neutral atom hardware.

● Co-development of fault-tolerant, hardware-specific approaches to quantum one-shot signatures and associated applications that prioritize minimal use of quantum resources.

● Delivery of a blueprint and prototype for quantum one-shot signatures compatible with next-generation neutral atom quantum computers.

DefinedRoles

Under the agreement, QPerfect will assemble a dedicated team of researchers and provide access to its leading quantum emulation tools, while BTQ will translate advanced cryptographic concepts into implementable quantum algorithms. Both parties will collaborate on project planning, patent applications, and scientific dissemination.

Leadership Commentary
Olivier Roussy Newton, CEO of BTQ Technologies, commented:

"We are thrilled to join forces to accelerate the development of quantum advantage using neutral atom quantum processors. By combining BTQ's strengths in post-quantum cryptography and one- shot signature technology with QPerfect's world-class expertise in quantum software and hardware, we are marking a key milestone to achieve quantum advantage, opening the door to a new generation of applications, including quantum-secure transactions, advanced crypto and e- money solutions, and the next-generation quantum communications. This partnership marks a significant step forward in our mission to deliver practical, industry-transforming quantum solutions for the digital era.."

Philippe Blot, CEO of QPerfect, added:
"Formalizing our partnership with BTQ marks a turning point in applied quantum cryptography. This collaboration reflects QPerfect's commitment to enabling powerful real-world quantum applications through modular, fault-tolerant architectures-tailored here for BTQ's unique vision."

Both parties aim to negotiate further implementation agreements by June 30, 2025.

About QPerfect

QPerfect is a French quantum computing company based in Strasbourg, specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility, surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.